

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2025

Sandip Kapadia
Chief Financial Officer
Harmony Biosciences Holdings, Inc.
630 W. Germantown Pike, Suite 215
Plymouth Meeting, PA 19462

> **Re: Harmony Biosciences Holdings, Inc.**
> **Form10-K for Fiscal Year Ended December 31 , 2024**
> **File No. 001-39450**

Dear Sandip Kapadia:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences